EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule of Lufkin Industries, Inc (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, as of January 1, 2006 and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans on December 31, 2006) and management‘s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Lufkin Industries, Inc. for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Houston, Texas
August 10, 2007